MEETING OF SHAREHOLDERS
On December 15, 2006, a Meeting of Shareholders for the Evergreen Utility and Telecommunications Fund was held to consider a number of proposals.
 On October 13, 2006, the record date for the meeting, the Fund had $425,383,921 of net assets outstanding of which $217,261,373 (51.07%) of net assets were represented at the meeting.

Proposal 1  To consider a Sub-Advisory Agreement with
Crow Point Partners, LLC:
		190,396,722    voted For
		    8,766,433    voted Against
		  18,098,218    voted Abstain

Proposal 2   To consider and vote upon such other matters
as may properly come before the meeting or any adjournment
thereof:
		187,171,423    voted For
		  10,685,874    voted Against
		  19,404,076    voted Abstain